02011859

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

P.E. 1/1/02
1-14574

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333- 13960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: January 23, 2002

By: ______________________
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Fairmont HOTELS & RESORTS

For immediate release

Fairmont Hotels & Resorts Inc. Reports Fourth Quarter And Year-End 2001 Results Exceeds 2001 Forecasts

TORONTO, January 23, 2002 - Fairmont Hotels & Resorts Inc. ("FHR")(TSE and NYSE: FHR) today announced its unaudited financial results for the three months and the year ended December 31, 2001. FHR expects to release its 2001 annual report in early March. **All amounts are expressed in U.S. dollars.**

FHR's financial results for the year contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited ("CPL"), including the operating results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses. The accompanying financial statements reflect CPL's reorganization effective September 30, 2001. Given the inclusion of these non-recurring charges, net income and earnings per share are not considered reflective of FHR's continuing operations for the periods presented.

"We are pleased to report EBITDA of $165.2 million in 2001 which is at the high end of the range of previous guidance," said William R. Fatt, Chief Executive Officer of FHR. "2001 was a very significant and challenging year for FHR. In our early days as an independent public hotel company, FHR was tested by the profound impact of the events of September 11th in an already difficult economic environment. We are encouraged that FHR's business has held up remarkably well due to our geographically balanced portfolio of world-class properties and excellent operating management. In particular, our ability to maintain year-over-year average daily rates for the Fairmont brand and reduce property level operating expenses throughout this challenging period will facilitate near-term earnings improvement."

Fourth Quarter Consolidated Results

Typically, the fourth quarter is FHR's weakest quarter. Revenues of $100.8 million in the fourth quarter of 2001 were down 12.7% from $115.4 million in the same quarter of 2000. EBITDA[1] of $14.6 million decreased 54.1% from $31.8 million in the fourth quarter of 2000. Declines were experienced in both FHR's hotel ownership and hotel management operations resulting from lower occupancies and the difficulty of managed operations in meeting incentive fee targets due to the extraordinary events in late 2001. Additions to the portfolio included The Fairmont Kea Lani Maui and the remaining 51% interests in The Fairmont Glitter Bay and The Fairmont Royal Pavilion in Barbados in early 2001, and the remaining 80% interest in The Fairmont Chateau Whistler late in 2000. In February 2001, FHR sold The Fairmont Empress in Victoria and Fairmont Le Château Frontenac in Quebec City to Legacy Hotels Real Estate Investment Trust ("Legacy"). These changes to FHR's owned portfolio mix make quarterly and yearly comparisons difficult.

Income from continuing operations was $49.6 million compared to a loss from continuing operations of $12.1 million in the same quarter of 2000. Included in income from continuing operations for the current quarter is an income tax recovery of $51.4 million that relates primarily to various favorable tax reassessments. The loss in the prior year's quarter is largely due to the inclusion of CPL corporate expenses as well as interest expense incurred on CPL debt, which was considerably higher than FHR's current level of debt.

Fourth Quarter Hotel Ownership Operations

Revenue per available room ("RevPAR") for owned comparable hotels was $78.75, down 17.0% from $94.92 in the same quarter of 2000. The decline resulted from a combination of a 7.9 point decrease in occupancy and a 3.5% decrease in average daily rates ("ADR"). This ADR decline relates primarily to currency fluctuations between the U.S. and Canadian dollars. In the absence of these fluctuations, ADR would have remained flat compared to the prior quarter. FHR's non-Canadian properties were most significantly impacted by the events of September 11th.

Fourth Quarter Hotel Management Operations

Fairmont

Fairmont's RevPAR was $86.08 in the fourth quarter of 2001, down 18.1% from the same quarter in 2000. The decline resulted from a combination of a 5.2 point decrease in occupancy and a 10.5% decrease in ADR. Of the 10.5% decline in ADR, approximately 4.1% was caused by currency fluctuations.

Delta

Comparable hotels' RevPAR of $44.31 was down 12.1% from the same quarter in 2000 resulting from a 5.2 point decrease in occupancy and a 4.4% decrease in ADR. This ADR decline relates almost exclusively to currency fluctuations.

Year-End 2001 Consolidated Results

Revenues increased 2.2% to $542.6 million in 2001 from $530.8 million in 2000. EBITDA of $165.2 million was down 15.5% from $195.4 million in 2000. The impact of September 11th and the general economic downturn were the primary factors for the annual decrease in EBITDA. Due to the changes in the portfolio mix in late 2000 and throughout 2001, yearly comparisons are difficult.

FHR incurred a loss from continuing operations of $28.2 million compared to income from continuing operations of $52.4 million in 2000. The loss in 2001 is primarily attributable to non-recurring items related to the CPL reorganization. FHR's financial results for the years presented also include substantial non-recurring expenses relating to CPL.

Year-End 2001 Hotel Ownership Operations

RevPAR for owned comparable hotels was $114.14 in 2001, down 3.2% from $117.91 in 2000. The decline resulted from a combination of a 3.0 point decrease in occupancy and a 1.6% increase in ADR. The decrease in annual occupancy relates almost exclusively to the period following the terrorist attacks.

Year-End 2001 Hotel Management Operations

Fairmont

RevPAR for the year was $107.48 in 2001, down 6.8% from 2000. The decline resulted from a combination of a 4.5 point decrease in occupancy and stable ADR. In the absence of currency fluctuations, ADR would have increased approximately 1.3% compared to the prior year. The events of September 11th most significantly impacted our non-Canadian properties.

Delta

Comparable hotels' RevPAR of $55.88 was down 3.3% from 2000 resulting from a 1.5 point decrease in occupancy and a 1.1% decrease in ADR. This ADR decline relates exclusively to currency fluctuations.

Outlook

"The reorganization of CPL in October resulted in a unique opportunity for long-term growth and value creation for FHR shareholders. As CPL's surviving entity, we benefited by inheriting a low level of debt and significant tax losses. FHR's balance sheet will allow us to manage through current market conditions and expand our luxury brand in key U.S. markets by capitalizing on potential acquisition opportunities. Depending on the opportunities that arise, FHR could also use its available capital to repurchase up to 10% of its common shares for which we received regulatory approval in October 2001," said Fatt. "With our significant financial flexibility and unique affiliation with Legacy, FHR is well positioned to take advantage of growth opportunities in 2002 and beyond."

Assuming a gradual improvement in the economy and a return to more normal travel patterns over the course of the year, FHR estimates that EBITDA in 2002 will be in the range of $180 to $190 million, net income to be between $62 and $68 million and EPS to be in the range of $0.79 to $0.87. For the first quarter of 2002, FHR anticipates EBITDA of approximately $25 million, or EPS of about $0.03, however quarterly earnings are difficult to estimate in the current environment.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with more than 30,000 guestrooms in Canada, the United States, Mexico, Bermuda and Barbados. It holds a 67 percent controlling interest in Fairmont, North America's largest luxury hotel management company. Fairmont manages 37 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta, Canada's largest first class hotel management company, which manages and franchises a portfolio of 40 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 20 hotel properties and a 34 percent investment interest in Legacy, which owns 21 properties.

FHR will hold a conference call today at 4:30 p.m. Eastern Time to discuss these results. To participate, please dial 416-641-6450 or 1-888-209-3754 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. Media will be in a listen-only mode for the duration of the call. A recording of this call will be made available beginning at 6:30 p.m. Eastern Time today through to 11:00 p.m. Eastern Time on January 30, 2002 by dialing 1-800-633-8625 using the reservation number 20187824.

A live audio webcast of the conference call will be available via FHR's website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call. To listen to the webcast, users require a sound-enabled computer with a Pentium or equivalent processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.Microsoft.com/windows/windowsmedia/download/default.asp) or via the FHR website.

This press release contains certain forward-looking statements relating, but not limited to, FHR's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended Dec. 31, 2001	Three months ended Dec. 31, 2000	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
FAIRMONT MANAGED COMPARABLE HOTELS AND RESORTS				
Worldwide				
RevPAR	$ 86.08	$ 105.05	$ 107.48	$ 115.29
ADR	153.58	171.61	167.55	168.02
Occupancy	56.0%	61.2%	64.1%	68.6%
Canada				
RevPAR	$ 59.33	$ 65.81	$ 84.15	$ 86.75
ADR	106.02	110.94	128.43	126.57
Occupancy	56.0%	59.3%	65.5%	68.5%
United States and Other				
RevPAR	$ 122.97	$ 159.27	$ 139.78	$ 154.81
ADR	218.92	249.55	224.57	225.26
Occupancy	56.2%	63.8%	62.2%	68.7%
DELTA MANAGED COMPARABLE HOTELS AND RESORTS				
Canada				
RevPAR	$ 44.31	$ 50.43	$ 55.88	$ 57.77
ADR	75.60	79.10	83.40	84.33
Occupancy	58.6%	63.8%	67.0%	68.5%
OWNED COMPARABLE HOTELS AND RESORTS				
Worldwide				

	Three months ended Dec. 31, 2001	Three months ended Dec. 31, 2000	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
RevPAR	$ 78.75	$ 94.92	$ 114.14	$ 117.91
ADR	161.70	167.63	185.11	182.25
Occupancy	48.7%	56.6%	61.7%	64.7%
Canada				
RevPAR	$ 52.66	$ 60.98	$ 94.15	$ 97.32
ADR	107.72	111.32	145.77	144.15
Occupancy	48.9%	54.8%	64.6%	67.5%
United States and Other				
RevPAR	$ 116.54	$ 144.13	$ 143.07	$ 147.74
ADR	240.57	243.03	249.17	243.77
Occupancy	48.4%	59.3%	57.4%	60.6%

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics in the preceding chart on a pro forma basis as if owned since the beginning of the prior period. Comparable hotels and resorts statistics exclude properties under significant renovation that would have a significant adverse effect on the properties' primary operations. For both the three-month periods and years ending December 31, 2001 and December 31, 2000, The Fairmont Southampton Princess, The Fairmont Hamilton Princess and The Fairmont Pierre Marques have been excluded from the comparable data.

1. EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations. FHR's calculation of EBITDA may be different than the calculation used by other entities.

-30-

Contacts:

M. Jerry Patava
Executive Vice President
and Chief Financial Officer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheet
(Stated in millions of US dollars)
(Unaudited)

ASSETS

	December 31 2001	December 31 2000
Current assets		
Cash and cash equivalents	$ 58.7	$ 595.9
Accounts receivable	48.2	1,629.3
Materials and supplies	11.6	273.4
Other	8.8	5.2
	127.3	2,503.8
Investments in partnerships and corporations	87.7	156.8
Investment in Legacy Hotels Real Estate Investment Trust	70.3	89.9
Capital assets	1,354.0	11,652.0
Other assets and deferred charges	257.9	1,447.6
	$ 1,897.2	$ 15,850.1

LIABILITIES

	December 31 2001	December 31 2000
Current liabilities		
Bank loans	$ 6.0	$ 178.6
Commercial paper	-	591.6
Accounts payable and accrued liabilities	129.9	2,099.6
Income taxes payable	2.1	128.8
Dividends payable	1.6	34.0
Current portion of long-term debt	25.5	280.6
	165.1	3,313.2
Other liabilities	53.6	893.2
Long-term debt	245.2	2,656.4
Future income taxes	79.7	2,230.4
Non-controlling interest	46.3	508.7
	589.9	9,601.9
Shareholders' equity	1,307.3	6,248.2
	$ 1,897.2	$ 15,850.1

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Income
(Stated in millions of US dollars except per share amounts)
(Unaudited)

	Three Months ended December 31 2001	Three Months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
Revenues				
Hotel ownership operations	$ 89.4	$ 100.4	$ 489.6	$ 464.7
Management operations	8.3	11.6	34.3	41.8
Income from investments and other	3.1	3.4	18.7	24.3
	100.8	115.4	542.6	530.8
Expenses				
Hotel ownership operations	78.6	80.1	358.8	320.8
Management operations	7.6	3.5	18.6	14.6
	86.2	83.6	377.4	335.4
Operating income before undernoted items	14.6	31.8	165.2	195.4
Amortization	11.7	11.6	50.7	40.6
Other (income) and expense (note 6)	1.9	4.1	2.9	4.6
Reorganization and corporate expenses (note 7)	0.5	28.9	166.2	72.1
Interest expense - net	3.2	14.7	69.6	44.5
Income (loss) before income tax expense, minority interest and goodwill charges	(2.7)	(27.5)	(124.2)	33.6
Income tax expense (recovery) (note 8)				
Current	(0.8)	12.7	21.1	42.5
Future	(50.6)	(29.4)	(120.7)	(67.4)
	(51.4)	(16.7)	(99.6)	(24.9)
Non-controlling interest share of income (loss) of subsidiary	(1.6)	0.8	1.1	4.2
Income (loss) before goodwill charges and discontinued operations	50.3	(11.6)	(25.7)	54.3
Goodwill charges	0.9	0.7	3.1	2.4
Taxes thereon	(0.2)	(0.2)	(0.6)	(0.5)
	0.7	0.5	2.5	1.9
Income (loss) from continuing operations	49.6	(12.1)	(28.2)	52.4
Income from discontinued operations (note 1)	-	412.2	958.7	1,101.9
Net income	$ 49.6	$ 400.1	$ 930.5	$ 1,154.3
Weighted average number of common shares outstanding	78.8	78.5	78.9	79.5
Basic earnings per common share				
Income (loss) from continuing operations	$ 0.63	$ (0.18)	$ (0.43)	$ 0.56
Net income	$ 0.63	$ 5.07	$ 11.72	$ 14.42
Diluted earnings per common share				
Income (loss) from continuing operations	$ 0.63	$ (0.18)	$ (0.43)	$ 0.55
Net income	$ 0.63	$ 4.97	$ 11.71	$ 14.36

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Cash Flows
(Stated in millions of US dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Cash provided by (used in)				
Operating activities				
Income (loss) from continuing operations	$ 49.6	$ (12.1)	$ (28.2)	$ 52.4
Items not affecting cash				
Amortization and goodwill charges	12.6	12.3	53.8	43.0
Income from investments and other	(3.1)	(3.4)	(18.7)	(24.3)
Future income taxes	(50.8)	(29.6)	(121.3)	(67.9)
Gain on sale of Legacy Hotels Real Estate Investment Trust units	-	-	(31.1)	-
Distributions from investments	2.5	8.3	11.6	18.1
Non-controlling interest share of income of subsidiary	(1.6)	0.8	1.1	4.2
Write-off of capital and other assets	-	-	40.7	-
Other	(23.1)	17.2	(66.4)	(42.6)
Changes in non-cash working capital items	(47.2)	44.9	(23.7)	27.2
Discontinued operations	-	756.9	2,011.4	2,187.7
	(61.1)	795.3	1,829.2	2,197.8
Investing activities				
Investment in hotel partnerships and corporations	(33.4)	(6.8)	(56.6)	(26.3)
Sale of businesses, investments and properties	-	-	149.2	-
Proceeds from sale of Legacy Hotels Real Estate Investment Trust units (note 4)	-	-	53.5	-
Additions to capital assets	(37.3)	(24.9)	(129.3)	(89.9)
Acquisitions (note 5)	-	(93.8)	(234.6)	(93.8)
Other	1.2	1.5	1.2	14.9
Discontinued operations	-	(1,074.5)	(1,407.2)	(2,252.5)
	(69.5)	(1,198.5)	(1,623.8)	(2,447.6)
Financing activities				
Issuance of commercial paper	-	208.2	61.5	417.3
Repayment of commercial paper	-	-	(643.9)	(303.2)
Issuance of long-term debt	99.2	(0.4)	165.0	246.4
Repayment of long-term debt	(1.4)	(5.0)	(632.1)	(19.0)
Issuance of common shares	0.8	2.9	53.5	11.9
Buy back of common shares	(9.9)	(23.9)	(9.9)	(288.7)
Redemption of preferred shares	(144.8)	-	(144.8)	-
Dividends	-	(31.1)	(122.8)	(126.2)
Other	43.0	-	43.0	-
Discontinued operations	-	136.8	668.6	385.5
	(13.1)	287.5	(561.9)	324.0
Translation adjustments	-	-	(8.1)	-
Increase (decrease) in cash balance	(143.7)	(115.7)	(364.6)	74.2
Cash balance - Beginning of period	196.4	533.0	417.3	343.1
Cash balance - End of period	$ 52.7	$ 417.3	$ 52.7	$ 417.3
Represented by				
Cash and cash equivalents	58.7	595.9	58.7	595.9
Bank loans	(6.0)	(178.6)	(6.0)	(178.6)
	$ 52.7	$ 417.3	$ 52.7	$ 417.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of US dollars)
(Unaudited)

1. Effective October 1, 2001, Canadian Pacific Limited ("CPL") completed a major reorganization which divided CPL into five separate public companies - Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

   Pursuant to the Plan of Arrangement approved by the shareholders and by the court, CPL distributed its approximate 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships and Fording Inc. to its common shareholders. This distribution has been recorded at the carrying value of the net investment in each subsidiary. CPL continues to own CPH&R and has changed its name to Fairmont Hotels & Resorts Inc. ("FHR").

   Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statement of income and consolidated statement of cash flow up to September 30, 2001. The December 31, 2000 consolidated balance sheet includes assets and liabilities relating to these four operating businesses and therefore is not comparable to the December 31, 2001 consolidated balance sheet.

   On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on a one new common share for four old common shares basis. All share numbers reflect the effect of the share consolidation applied retroactively.

2. The financial statements follow the same accounting policies and methods of their application as at December 31, 2000 except for the following changes outlined below:

Change in reporting currency

The consolidated financial statements of FHR (FHR and its subsidiaries are collectively referred to as the Company) have historically been expressed in Canadian dollars. The U.S. dollar has been adopted as the Company's reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all historical financial information have been converted from Canadian to U.S. dollars at the exchange rate in effect at June 30, 2001.

Amortization of buildings

During 2001, the Company changed its accounting policy to amortize buildings on a straight-line basis. Previously, buildings were amortized using the sinking fund method. This new accounting policy has been applied retroactively to the comparative figures, and includes applying the policy to the Company's equity investment in Legacy Hotels Real Estate Investment Trust ("Legacy").

As a result of this change in accounting policy, amortization expense for the quarter ended December 31, 2001 has increased by $3.3 (2000 - $3.2) and for the year ended December 31, 2001, has increased by $13.3 (2000 - $10.3). In addition, income from investments and other for the quarter ended December 31, 2001 decreased by $0.7 (2000 - $0.4), and for the year ended December 31, 2001 decreased by $2.8 (2000 - $1.5). These changes resulted in decreased future income tax expense of $1.4 for the quarter ended December 31, 2001 (2000 - $0.9) and $5.7 for the year ended December 31, 2001 (2000 - $4.1).

As at December 31, 2001, the impact on capital and other assets and Investment in Legacy was a reduction of $72.0 and $16.7 respectively (December 31, 2000 - $58.7 and $13.9 respectively) and a reduction of future income taxes payable of $30.4 (December 31, 2000 - $24.7).

Pre-opening expenses

During 2001, the Company changed its accounting policy with respect to the pre-opening capitalization period retroactively with restatement of prior periods. Previously, pre-opening expenditures were being deferred for an 18 month period after the facility commenced operations and now they are expensed as incurred. As a result of this change in accounting policy, amortization has increased $nil for the quarter ended December 31, 2001 (2000 - $0.1) and $nil for the year ended December 31, 2001 (2000 - $1.5). In addition, interest expense has increased $nil for the quarter ended December 31, 2001 (2000 - $0.8) and $nil for the year ended December 31, 2001 (2000 - $2.2).

Earnings per share

Effective January 1, 2001, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to earnings per share. Under the new recommendations, presentation of both basic and diluted earnings per share is required regardless of the differences between the two amounts. In addition, the dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation. Previously, these proceeds were used to calculate imputed earnings, which were included in the numerator of the diluted earnings per share calculation.

Incentive management fees

Commencing January 1, 2001, the Company adopted, retroactively with restatement of prior years, the new recommendations of CICA with respect to revenue recognition for interim periods. Previously, incentive management fees were accrued throughout the year, based on the estimated results. The new recommendations now require incentive fees be recorded only when thresholds have been achieved. The result was to increase management operations revenues by $1.6 for the quarter ended December 31, 2000, however it had no impact for the year ended December 31, 2000.

3. The Company's results for the quarter ending December 31, 2001 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

4. On February 1, 2001, the Company sold The Fairmont Empress in Victoria, British Columbia and Fairmont Le Château Frontenac in Quebec City, Quebec to Legacy for $201.0. The selling price included 14.7 million exchangeable shares of a subsidiary corporation of Legacy at a price of $5.67 per share and the balance of the selling price was satisfied in cash. Under an agreement with Legacy, the Company was subsequently required to make a cash payment of $4.2 as certain performance measures were not met. The Company realized a net after-tax gain of $87.7 from this transaction. This gain has been deferred as the sale was to a related party.

The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders.

On May 17, 2001, CPH&R participated in a secondary offering and sold 9,900,000 Legacy units at $5.67 per unit. The sale reduced its ownership interest in Legacy from 46.0% to 33.9% and triggered a gain of $31.1.

5. On February 1, 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price, including related acquisition costs paid in cash of approximately $1.5 was allocated as follows:

Land	$	49.7
Building		192.4
Furniture, fixtures and equipment		7.6
Note payable		(30.2)
Working capital assumed		(5.2)
	$	214.3

The acquisition was accounted for using the purchase method and the results of the hotel have been included in the consolidated statement of income from the date of acquisition.

On January 12, 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay in Barbados for $20.3 cash. The total cost of the two hotels, including the 49% interest already owned was $33.8 and has been allocated as follows:

Land	$	18.0
Building		24.4
Furniture, fixtures and equipment		1.0
Note payable		(8.5)
Working capital assumed		(1.1)
	$	33.8

The acquisition was accounted for using the purchase method and the results of the two hotels have been included in the consolidated statement of income from the date of acquisition.

6. Other (income) and expense

	Three Months ended December 31 2001	2000	Year ended December 31 2001	2000
Brand technology development costs	$ -	$ -	$ 22.4	$ -
Write-off of deferred development charges, leasehold improvements and equity investment	-	-	7.2	-
Restructuring costs	-	-	6.4	-
Write-off of management contracts	-	-	5.8	-
Gain on sale of Legacy units	-	-	(31.1)	-
Other	1.9	4.1	(7.8)	4.6
	$ 1.9	$ 4.1	$ 2.9	$ 4.6

7. Reorganization expenses (note 1)

	Three Months ended December 31 2001	2000	Year ended December 31 2001	2000
Severance and incentive compensation	$ - 12.2	$ -	$ 67.7	$ -
Professional advisory fees	(11.7)	-	36.4	-
Debt premium	-	-	32.7	-
Other	(0.5)	-	1.3	-
	-	-	138.1	-
Corporate expenses	0.5	28.9	28.1	72.1
	$ 0.5	$ 28.9	$ 166.2	$ 72.1

Incentive compensation includes stock appreciation rights for former employees of CPL which may have a continuing impact on operations.

Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001.

8. The 2001 income tax recovery relates primarily to tax benefits realized on expenses incurred to complete the reorganization and the impact of various favorable tax reassessments.

9. FHR has two operating segments, hotel ownership and management operations. Hotel ownership consists of ownership interests ranging from 20% to 100% of 20 hotels located in Canada, the United States, Mexico and the Caribbean. Management operations has two distinct segments, Fairmont and Delta. The performance of both segments is evaluated primarily on operating income before depreciation and amortization.

The following tables present revenues, earnings before interest, taxes and amortization, total assets and capital expenditures for the Company's hotel operations.

Three Months ended December 31, 2001	Hotel Ownership	Legacy	Hotel management Fairmont	Delta	Intersegment Elimination & Other	Total
Revenues	$ 92.0	$ 0.5	$ 9.3	$ 2.2	$ (3.2)	$ 100.8
Earnings before interest, taxes and amortization	10.2	0.5	2.0	1.9	-	14.6
Total assets	1,458.9	70.3	195.2	71.0	101.8	1,897.2
Capital expenditures	35.5	-	1.8	-	-	37.3

Three Months ended December 31, 2000	Hotel Ownership	Legacy	Hotel management Fairmont	Delta	Intersegment Elimination & Other	Total
Revenues	$ 102.3	$ 1.5	$ 10.9	$ 3.6	$ (2.9)	$ 115.4
Earnings before interest, taxes and amortization	19.4	1.5	8.3	2.6	-	31.8
Total assets	1,243.3	89.9	158.7	82.1	408.6	1,982.6
Capital expenditures	23.4	-	1.5	-	-	24.9

	Year ended December 31, 2001					
	Hotel Ownership	Legacy	Hotel management		Intersegment Elimination & Other	Total
			Fairmont	Delta		
Revenues	$ 500.9	$ 7.4	$ 39.9	$ 10.4	$ (16.0)	$ 542.6
Earnings before interest, taxes and amortization	126.1	7.4	24.1	7.6	-	165.2
Total assets	1,458.9	70.3	195.2	71.0	101.8	1,897.2
Capital expenditures	122.7	-	5.9	0.7	-	129.3

	Year ended December 31, 2000					
	Hotel Ownership	Legacy	Hotel management		Intersegment Elimination & Other	Total
			Fairmont	Delta		
Revenues	$ 477.6	$ 11.4	$ 43.3	$ 11.9	$ (13.4)	$ 530.8
Earnings before interest, taxes and amortization	143.5	11.4	31.9	8.6		195.4
Total assets	1,243.3	89.9	158.7	82.1	408.6	1,982.6
Capital expenditures	74.9	-	11.8	0.1	3.1	89.9

10. FHR includes in revenue only operating revenues pertaining to owned, including leased, hotels. Revenues under management includes gross operating revenues generated by owned, managed and franchised hotels and amounts to $329.6 for the three months ended December 31, 2001 (2000 - $387.9) and $1,570.8 for the year ended December 31, 2001 (2000 - $1,625.6)

11. In October, the Company announced a program to repurchase in a 12 month period, up to 10% of its outstanding shares. As of December 31, 2001, FHR had repurchased 559,800 shares for total consideration of $9.9.

12. Certain of the prior period's figures have been reclassified to conform with the presentation adopted for 2001.